CONFIDENTIAL TREATMENT REQUESTED BY MFA MORTGAGE INVESTMENTS, INC.
FOR CERTAIN PORTIONS OF THIS LETTER
PURSUANT TO 17 C.F.R. §200.83 (“RULE 83”)

October 31, 2008

VIA OVERNIGHT DELIVERY

Mr. Robert Telewicz
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	MFA Mortgage Investments, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Filed February 14, 2008
File No. 001-13991

Dear Mr. Telewicz:

On behalf of MFA Mortgage Investments, Inc., a Maryland corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”), received by letter dated October 23, 2008 (the “October 23rd Letter”), with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”).  These responses to the Staff’s comments are set out and numbered below. A copy of this letter with the confidential portions of the response redacted is also being filed with the SEC today via EDGAR as a correspondence file.

Form 10-K for the fiscal year ended December 31, 2007

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 3. Investment Securities, page 49

1.
We note your response to prior comment one. For the securities sold in the third quarter of 2007 and the first quarter of 2008, please specifically identify the characteristics of those securities sold compared to those which you retained in your portfolio, highlighting the characteristics noted in your response. Further, please highlight to us how you determined the market demand for the MBS you selected for sale.

CONFIDENTIAL TREATMENT REQUESTED BY MFA MORTGAGE INVESTMENTS, INC.
FOR CERTAIN PORTIONS OF THIS LETTER
PURSUANT TO RULE 83

In response to the Staff’s comment, as previously indicated in our letters of October 7, 2008 and August 19, 2008, in the third quarter of 2007, the Company sold assets in reaction to unanticipated and adverse changes in the overall financial marketplace.  At that time, the Company believed that a prudent and proactive response to these market conditions was to strengthen its liquidity position by selling approximately 10% of its assets, reducing the percentage of non-agency mortgage-backed securities (“MBS”) held in its portfolio and, thereby, decreasing its leverage.  In order to rapidly affect this modification in leverage strategy, the Company sold MBS with an amortized cost of $672.5 million, including $291.2 million of non-agency MBS.

Specifically, the Company sold 25 agency MBS, via a bid list distributed to various MBS brokerage firms, with an amortized cost of $381.3 million.  The primary determinant for selecting these assets for sale was the length of their effective duration (i.e., the price sensitivity of an asset with respect to changes in interest rates).  The Company strategically determined to reduce risk in its portfolio by decreasing the overall portfolio effective duration.  Accordingly, each asset sold complied with the following criteria:

•	Assets purchased prior to 2006;

•	Assets with a minimum outstanding balance of greater than $3.0 million; and

•	Assets with higher effective durations (longer reset dates and lower yields).

At the time of these sales, the Company believed, based on information in the marketplace, that a bid list approach was the most efficient means to maximize proceeds from the sales.  Accordingly, a bid list was widely distributed by the Company and MBS were sold to five firms after receiving bids from 14 different firms.  The Company did not make specific efforts to determine market demand for MBS at this time because the market for MBS was relatively orderly and stable (albeit at somewhat lower prices).  Instead, the Company selected assets based on the characteristics described above in order to strengthen its core portfolio fundamentals.

The Company also sold three non-agency MBS with an aggregate amortized cost of $291.2 million.  One of these securities, with an amortized cost of $49.9 million, was selected for sale due to increased delinquencies, which had more than doubled between May and August of 2007 (from 4.5% to 9.9%).  At June 30, 2007, this security had an unrealized loss of $222,000 and at May 31, 2007 had an unrealized gain of $12,000.  The other two non-agency MBS were sold to two firms, each of which had expressed specific interest in the particular security sold to them.  One of these MBS represented the largest single non-agency asset held by the Company at the time of sale (an amortized cost of $156.2 million).  As a result of these sales of non-agency MBS, the Company reduced the size of its non-agency MBS portfolio by approximately one-third.

The following table presents a comparison of securities sold in the third quarter of 2007 versus securities retained in the Company’s portfolio after such sales.

	Effective Duration	Weighted Average Yield for MBS from January 2007 – June 2007
MBS Sold	1.96 years	4.32%
MBS Retained	1.76 years	5.48%

CONFIDENTIAL TREATMENT REQUESTED BY MFA MORTGAGE INVESTMENTS, INC.
FOR CERTAIN PORTIONS OF THIS LETTER
PURSUANT TO RULE 83

In the first quarter of 2008, as publicly stated, the Company proactively reduced leverage by selling $1.8 billion of its MBS.  The Company determined that because of the significant financial industry stress and the rapid and indiscriminate tightening of credit conditions the proper strategy for the Company was to generally lower its target debt-to-equity multiple to 7x to 9x (from 8x to 9x) on a going-forward basis and, as a result, decreased the potential negative impact of increased margin requirements and falling asset values.  Due to significant illiquidity in the marketplace for MBS during March of 2008, the Company determined that the sale of a significant amount of MBS would be, at best, challenging.  Therefore, the Company’s selection of securities to be sold was based on market demand rather than the Company’s desire to sell securities with specific characteristics.  The Company approached five selected MBS brokerage firms and sold assets to each of these firms based on specific demand from each firm.  The Company believes that these firms had specific buyers for these securities and were therefore able to pay a higher price than if they had purchased them at risk via a bid list sale.  Specific demand parameters for these securities included:

•	Assets backed by loans for which the borrower was required to pay a prepayment penalty ($637 million);

•	Assets with months to coupon reset between 54 and 65 months and coupons greater than 5.70% ($488 million);

•	Ginnie Mae assets greater than $3 million in size with more than six months and less than 12 months to coupon reset ($114 million);

•	Assets with coupons ranging from 5.00% to 5.25% and months to coupon reset between 55 and 60 months ($240 million);

•	Assets with coupons ranging from 5.60% to 5.70% and months to coupon reset between 55 and 60 months ($97 million); and

•	Assets with coupons greater than 6.30% with more than 40 months to coupon reset ($213 million).

With respect to the asset sales in the first quarter of 2008, all of the MBS sold by the Company satisfied these criteria.  Further, the Company’s remaining portfolio after these sales contained no MBS satisfying any of these criteria.  In addition to these sales, the Company also sold one non-agency MBS with an amortized cost of $60.4 million during the first quarter of 2008 to a counterparty who had previously expressed demand for this type of security.  The Company realized a loss of $9.7 million on the sale of this security, which, at January 30, 2008, had an unrealized gain of $630,000.

As previously indicated in our letter of October 7, 2008, the Company reported its 2007 year financial results on February 14, 2008 and, in connection therewith, filed its Form 10-K on February 14, 2008.  In March of 2008, due to significant events that were unforeseen at the time the Form 10-K was filed, the Company entered into asset sales in order to effect its publicly announced adjustment in balance sheet strategy.  Further, it should be noted that following the first quarter 2008 asset sales, the Company did not sell any additional assets in the second or third quarters of 2008.

2.	Considering the sales of securities during the third quarter of 2007 and the first quarter of 2008, please provide to us the following:

•
amounts available to you less amounts already drawn on outstanding repo borrowings below the maximum repo credit lines with the counterparties which are not discussed in your assessment of your ‘cushion’ as of September 30, 2008, June 30, 2008 and December 31, 2007;

•	other funds available to the company for the purpose of funding near-term liquidity as of the dates indicated above; and

CONFIDENTIAL TREATMENT REQUESTED BY MFA MORTGAGE INVESTMENTS, INC.
FOR CERTAIN PORTIONS OF THIS LETTER
PURSUANT TO RULE 83

•
an analysis of the period in which you estimate that you will recover the value of available-for-sale securities in an unrealized loss position. In your analysis explain to us, in detail, how you determined that you will have the ability to hold these securities for this period.

In response to the first part of the Staff’s comment, the following table presents information about the Company’s outstanding borrowings under its repurchase agreements, maximum available uncommitted credit lines under its repurchase agreements and additional unused availability under its repurchase agreements at September 30, 2008, June 30, 2008 and December 31, 2007.

	Outstanding Repo Borrowings	Uncommitted Maximum Repo Credit Line	Unused Available Repo Capacity
9/30/08	$9.4 billion	$[redacted]	$[redacted]
6/30/08	$9.3 billion	$[redacted]	$[redacted]
12/31/07	$7.5 billion	$[redacted]	$[redacted]

In response to the second part of the Staff’s comment, as previously indicated in our letter of October 7, 2008, the Company maintains a cushion, consisting of (i) excess pledged collateral held at its repo counterparties, (ii) unpledged collateral held by the Company and (iii) available cash held by the Company, in order to meet anticipated margin calls associated with lower valuations on MBS and/or increased haircut levels (i.e., additional collateral required by repo counterparties).  With respect to the cash component of the cushion, the Company generally has three methods available to it to increase this component: (1) retain mortgage principal prepayments received on its investment securities (rather than reinvest these cash proceeds in additional securities); (2) raise additional equity capital; or (3) sell assets.  The Company notes that the proceeds from a sale of assets are used to repay borrowings under repurchase agreements, and only net remaining proceeds are returned to the Company as cash.  In general, the amount of new cash realized from a sale of assets is approximately equal to the haircut on the repaid repurchase agreement borrowing.  By maintaining this cushion, the Company’s intention is to be able to meet potential margin calls under various market conditions without being required to sell its securities.  As of June 30, 2007 and December 31, 2007, the Company had a cushion of $433.7 million and $601.3 million, respectively.  During the third quarter of 2007 and the first quarter of 2008, other than the cushion in place at those times, the Company did not have available to it any other material amount or source of funds that could be used for the purpose of funding its near-term liquidity.  It should be noted that unused availability under the Company’s repurchase agreements is not a source of funds that could be used for the purpose of funding near-term liquidity.  Unlike a committed bank line of credit which would be a contractual source of funds, in order to draw down on any unused availability under its repurchase agreements, the Company would be required to pledge unpledged collateral which is already included in the calculation of the Company’s cushion.

In response to the third part of the Staff’s comment, the Company maintains that it has the ability to hold its available-for-sale securities in an unrealized loss position until maturity (which includes prepayment) or recovery.  As previously noted in our letters of October 7, 2008 and August 19, 2008, management’s assessment of the Company’s intent and ability to continue to hold its available-for-sale securities in an unrealized loss position until maturity or recovery is based on management’s reasonable judgment of the specific facts and circumstances impacting each such security at the time such assessment is made.

CONFIDENTIAL TREATMENT REQUESTED BY MFA MORTGAGE INVESTMENTS, INC.
FOR CERTAIN PORTIONS OF THIS LETTER
PURSUANT TO RULE 83

The Company notes that historically the last time that the Federal Funds rate was as low as 1.50% (which was the Federal Funds rate in effect on October 28, 2008), agency 5/1 hybrid MBS traded at a yield of approximately 3.75%.  Agency hybrid 5/1 MBS currently trade at a yield of approximately 5.50%.  A decrease in the current yield to the historical level of 3.75% would produce a price increase of approximately four and one-half points for the Company’s MBS portfolio (or approximately $450 million as of September 30, 2008).  A recovery of only half of this four and one-half point differential is estimated to be necessary to recover all of the Company’s current loss amount on its available-for-sale securities currently in an unrealized loss position.  Relative to current market conditions and taking into account heretofore unprecedented financial market intervention by the U.S. Government, management believes that liquidity levels in the marketplace sufficient to finance these assets will return to more normal levels over the next 12 to 18 months.  Assuming that this proves to be correct, the Company should be able to approach a zero loss position on these assets over a similar time period.

The following table presents the assets held by the Company in an unrealized loss position as of June 30, 2008.

Less than 12 months (in thousands)
	Fair Value	Unrealized Loss	Number of Securities
Agency MBS	$4,232,507	$42,305	261
Non-Agency MBS	183,345	17,526	8
	$4,415,852	$59,831	269

12 months or more (in thousands)
	Fair Value	Unrealized Loss	Number of Securities
Agency MBS	$638,582	$10,193	145
Non-Agency MBS	121,587	19,651	13
	$760,169	$29,844	158

Focusing first on the Company’s agency MBS portfolio, as of June 30, 2008, there were $52.5 million of unrealized losses (although only $10.2 million have been in this loss position for 12 months or greater).  The Company’s management believes that the events of September 7, 2008, when Fannie Mae and Freddie Mac were placed under conservatorship by the Federal Housing Finance Agency (the “FHFA”), will have a positive impact on the value of the Company’s agency MBS once the current liquidity crisis abates.  The U.S. Treasury has agreed to purchase senior preferred stock in Fannie Mae or Freddie Mac, if needed, to a maximum of $100 billion per company to maintain positive net worth.  In return, Treasury received warrants to purchase 79.9% of each company.  On October 23, 2008, James Lockhart, the FHFA director, publicly stated that Fannie Mae and Freddie Mac have an “effective” federal guarantee.  As a result, management believes that there is now significantly stronger backing for those guarantors of the Company’s agency MBS holdings and, eventually, that this will be positively reflected in the pricing of these securities as liquidity returns to the residential MBS marketplace.  The Company continues to fund these assets with equity and 16 active repurchase agreement counterparties and for 10 years has been able to access the repurchase agreement markets as needed to hold these types of securities.

CONFIDENTIAL TREATMENT REQUESTED BY MFA MORTGAGE INVESTMENTS, INC.
FOR CERTAIN PORTIONS OF THIS LETTER
PURSUANT TO RULE 83

With respect to the Company’s non-agency MBS, as of June 30, 2008, these assets had unrealized losses of $37.2 million (of which $19.7 million had been in a loss position for more than 12 months).  These assets primarily represent the most senior tranches of their respective securities and, therefore, are the last tranches to be impacted by any credit losses.  The mortgages underlying these assets are to borrowers who at origination had average FICO scores of 729 and had weighted average loan-to-values at origination of 73%.  As of September 30, 2008, 7.4% of the mortgages underlying these MBS were 60 days or more delinquent, but on average there was credit enhancement of 13.1% to absorb initial credit losses before these assets would be impacted.  Given this credit enhancement and the fact these assets have been prepaying at an 11% CPR over the last three months, the projected cash flow from these MBS is minimally impacted by expected default-related losses.  While we recognize that at the present time the value of these assets is being negatively impacted by a lack of liquidity and financing, we believe that by recognizing impairments on these senior MBS, on which no losses are presently anticipated (based on our current analysis and performance of these MBS), the Company would distort (overstate) future yields and income as the underlying mortgages prepay.  Further, the Company expects that its asset values will recover as liquidity is restored in the marketplace.  The Company continues to fund these assets primarily with equity and, to a lesser extent, repurchase agreements.

3.
Please provide to us, as of September 30, 2008, the gross amount of unrealized losses as well as the losses on investments held in a continuous unrealized loss position for 12 months or longer. Further, please provide your cushion as of September 30, 2008, similar to that which was provided in your most recent response to us.

In response to the Staff’s comment, as of September 30, 2008, the Company had an aggregate of $209.0 million of unrealized losses on 512 investment securities that were in an unrealized loss position, a portion of which consisted of $41.2 million of unrealized losses on 161 investment securities that were in a continuous unrealized loss position for 12 months or longer.  The following table presents information about the Company’s investment securities that were in an unrealized loss position at September 30, 2008.

Total Temporarily Impaired Securities (In thousands)
	Fair Value	Unrealized Losses	Number of Securities
Less than 12 months	$6,354,234	$167,772	351
12 months or more	$ 718,525	$ 41,207	161
Total:	$7,072,759	$208,979	512

As of September 30, 2008, the Company had a cushion of $647.4 million, consisting of (i) $46.0 million of excess pledged collateral held at its repo counterparties, (ii) $162.9 million of unpledged collateral held by the Company and (iii) $438.5 million of available cash held by the Company, which could be used to meet anticipated margin calls associated with lower valuations on MBS and/or increased haircut levels (i.e., additional collateral required by repo counterparties).  As of September 30, 2008, the Company continued to operate at a historically lower targeted debt-to-equity multiple of 7.2x, with outstanding borrowings under repurchase agreements of $9.4 billion, and had a cushion as a percentage of these repurchase borrowings of 6.90%.  In addition, as previously noted, the Company had unused available capacity under its uncommitted repurchase agreement credit lines of $[redacted] as of September 30, 2008.

CONFIDENTIAL TREATMENT REQUESTED BY MFA MORTGAGE INVESTMENTS, INC.
FOR CERTAIN PORTIONS OF THIS LETTER
PURSUANT TO RULE 83

Please direct any questions or additional comments regarding these responses to the October 23rd Letter to the undersigned or Tim Korth, the Company’s general counsel, at (212) 207-6400.

Very truly yours,

/s/ William S. Gorin

William S. Gorin
President and Chief Financial Officer

cc:  Tim Korth